

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

Via Facsimile
Mr. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re: Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 1, 2013**
> **File No. 1-08246**

Dear Mr. Owen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 3

Proved Undeveloped Reserves, page 7

1. Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." The disclosure on page 7 of the various changes in proved undeveloped reserve quantities during the year appears to be limited to the amounts converted to developed and added as extensions/discoveries.

Please expand your disclosure to provide a quantitative reconciliation in tabular format of the overall change in your proved undeveloped reserves including such additional changes as revisions, acquisition/divestiture and improved recovery.

2.   You state that "as of December 31, 2012, we had 821 Bcfe of proved undeveloped reserves, none of which were proved undeveloped reserves that remain undeveloped for five years or more after initially being disclosed by us." For the purpose of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please also clarify in your disclosure on Form 10-K.

Fayetteville Shale Play, page 8

3.   You disclose downward revisions of 362 Bcf due to well performance in the Fayetteville Shale as of December 31, 2012. Please clarify for us the reasons for the performance revisions. As part of you explanation, please tell us if the downward revisions were concentrated in a few wells or spread across all of your proved reserves. Also tell us why you believe your proved reserves as of December 31, 2012 are reasonably certain. Refer to Rule 4-10(a)(24) of Regulation S-X.

4.   You also state that you added 415 Bcf in the Fayetteville Shale for the period ending December 31, 2012. Please tell us the extent to which these reserve additions are due to new reserves added by drilling during 2012. As part of your explanation, please tell us how you have taken into consideration the downward performance revisions in your Fayetteville Shale reserves in the estimates for these new reserves and in the estimates of your proved undeveloped for locations previously disclosed which remain undeveloped as of December 31, 2012. Please tell us why you believe these new Fayetteville Shale reserve additions are reasonably certain. Refer to Rule 4-10(a)(24) of Regulation S-X.

Other Items, page 18

5.   We note you define the non-GAAP measure, EBITDA as net income (loss) plus interest, income tax expense, impairment of natural gas and oil properties and depreciation, depletion and amortization. As you adjust net income (loss) for impairment charges to compute this measure, please change the title to something other than EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for further guidance.

Properties, page 37

Leasehold Acreage as of December 31, 2012, page 38

6.   The disclosure on page 38 and elsewhere on page 30 indicates that a significant
        percentage of the Company's net undeveloped acreage in the Fayetteville Shale and
        Marcellus Shale will expire within the next three years. Please tell us the extent to which
        you have assigned any proved undeveloped reserves as of December 31, 2012 to
        locations which are currently scheduled to be drilled after lease expiration. If your
        proved undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26)
        and tell us why you have assigned reserves to those locations.

Financial Statements and Supplementary Data, page 66

Note 4 - Natural Gas and Oil Producing Activities (Unaudited), page 80

Natural Gas and Oil Reserve Quantities, page 82

7.   FASB ASC paragraph 932-235-50-5 requires an explanation of the significant changes
        accompany the tabular presentation on page 82 of the changes in net reserves. Please
        expand you disclosure here or refer to the explanation of the changes provided elsewhere
        on pages 7 and 8 in Form 10-K for the periods ending 2012, 2011, and 2010.

8.   Please tell us if the standardized measure of discounted future net cash flows disclosed
        for each of the periods presented on page 83 includes the cost associated with the
        abandonment of your oil and gas assets as part of the future development costs. Refer to
        the guidance provided by the Division of Corporation Finance at
        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Exhibit 99.1

9.   The reserves audit report discloses that the Company has included estimates of proved
        undeveloped reserves for certain locations that generate positive future net revenue but
        have negative present worth discounted at 10 percent based on year-end constant prices
        and costs. Please quantify for us the total number of locations and net proved reserve
        amounts as of December 31, 2012. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X
        and to Question 131.04 in the SEC Compliance and Disclosure Interpretations, issued
        October 26, 2009 and updated May 16, 2013, and affirm that all such locations as
        presented in the referenced schedule are part of a development plan that has been adopted
        by management indicating these wells are scheduled to be drilled within five years of
        initial disclosure.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Financial Statements, page 3

Note 7 – Derivatives and Risk Management, page 11

10.   We note you characterize a portion of the gain (loss) on derivatives as realized. The guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized gains and losses when recording changes in the fair value of derivatives not designated as hedges. Please provide clarifying disclosure to indicate how you derived the realized portion of the derivative gain (loss).

11.   We are unable to reconcile the gain (loss) on derivative amounts for the three and six months ended June 30, 2012 to the information presented in the table on page 14. That is, the sum of the gains and losses recognized from derivatives not designated as hedges in the table does not correspond to the gain (loss) on derivatives amounts on the statements of operations. Please assist us by providing a reconciliation of these amounts for the three and six months ended June 30, 2012.

12.   We note during 2013 you have entered into a number of derivative contracts that do not qualify for hedge accounting. Please discuss how gains and losses on these derivatives has impacted your results of operations for the interim periods presented as well as how they may impact future results of operations.

Quantitative and Qualitative Disclosures About Market Risk, page 43

Commodities Risk, page 43

13.   On page 44 you state changes in the fair value of derivatives that do not qualify as cash flow hedges are recorded in gas and oil sales. Please revise this statement to indicate changes in the fair value of these derivatives are recorded in the line item, "gain (loss) on derivatives." In addition, please confirm hedge ineffectiveness is recorded in gas and oil sales rather than as a component of gain (loss) on derivatives.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director